Mail Stop 3561

October 24, 2007

Lawrence A. Jacobs, Esq.
Senior Executive Vice President and Group General Counsel of News Corporation
Senior Executive Vice President and General Counsel of Ruby Newco LLC
1211 Avenue of the Americas
New York, New York 10036

Re: Ruby Newco LLC
**   News Corporation**
**   Amendment No. 1 to Registration Statement on Form S-4**
**   Filed October 17, 2007**
**   File No. 333-145925**

Dear Mr. Jacobs,

       We have reviewed your responses to the comments in our letter dated October 3,
2007 and have the following additional comments.

Registration Statement

Comparative Per Share Information, page 30

   1. We note from your response to our prior comment 14 that you have included a
      disclosure on page 31 as to how the News Corporation pro forma per share data
      amounts were calculated or determined. However, we do not believe that your
      revised disclosure clearly sets forth the calculation of the pro forma per share data.
      For example, you state that the News Corporation pro forma adjustments were the
      same as the adjustments included in the Newco Unaudited Pro Forma Condensed
      Consolidated Statement of Operations, with two exceptions, however the
      exceptions do not provide dollar amounts of the adjustment which would be
      necessary to calculate the pro forma amounts. Also, we do not understand why you
      have stated an exception for the exclusion of interest income on cash and cash
      equivalents given as consideration, because there is no interest income adjustment
      on the NewCo pro forma statement of operations on page 135. Please revise your
      disclosure so that the reader can clearly recalculate the News Corporation pro
      forma earnings per share data using information given in your disclosure. Your
      revised disclosure should include the News Corporation net income amounts for
      each period and the amounts of each adjustment used to determine the pro forma
      earnings per share data presented.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 133

2. We note from your response to our prior comment 33 that you believe that additional pro forma financial information showing the effect of the Dow Jones Merger transaction on News Corporation would not be meaningful to Dow Jones shareholders. However, we continue to believe that since there is a possibility that Dow Jones shareholders will elect to receive the unit consideration, additional pro forma financial information showing the affect of the Dow Jones merger transaction on News Corporation may be useful to the shareholders of Dow Jones voting with regards to the proposed merger. As previously requested, please revise the pro forma information to include additional columns reflecting the consolidation of Ruby Newco and its investment in Dow Jones being acquired in the merger in the pro forma financial information.

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2006 and for the six months ended June 30, 2007, page 135

3. We note from your response to our prior comment 34 that Ruby Newco does not have any historical earnings per share. However, since the shareholders of Dow Jones are voting on this transaction, we believe that it would be useful to include the historical earnings per share information of Dow Jones on the face of the pro forma statement of operations. Please revise your pro forma statements of operations to include disclosure of Dow Jones historical primary and fully diluted per share data based on continuing operations, as well as the number of shares used to compute historical earnings per share. See Rule 11-02(b)(7) of Regulation SX.

Notes to the Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 136

Adjustment (c)

4. We note from your response to our prior comment 36 that you have revised your disclosure in adjustment (c) to provide details as to how the amount of incremental compensation expense was calculated. However, we still do not understand how the incremental compensation expense adjustments were calculated. Please explain to us and revise your disclosure in adjustment (c) to clearly explain how the $14 million and $7 million incremental compensation expense adjustments were calculated or determined. Include in your revised disclosure, the number of outstanding vested and unvested Dow Jones awards and the weighted average grant price of the unvested and vested Dow Jones equity based awards.

Adjustment (d)

5. We note from your response to our prior comment 37 and revised disclosure in note (d), that the portion of the pro forma adjustment to record amortization relating to the intangible assets acquired by Newco in the acquisition is $68 million and $34 million for the year ended December 31, 2006 and the six months ended June 30, 2007, respectively. In light of the fact that it appears from note (i) that $606 million of the purchase price was allocated to the customer relationship intangibles, which have a ten year useful life, please explain to us why the amortization expense for the year ended December 31, 2006 would be $68 million, rather than $60.6 million.

Adjustment (f)

6. We note the disclosure that has been added to footnote (f) in response to our prior comment number 40. However, we are unclear as to how you calculated or determined the effect on pro forma income from continuing operations per unit for the year ended December 31, 2006 and the six months ended June 30, 2007 in the event that 10% fewer Newco Class B common units were issued, of increases of $.05 per unit and $.01 per unit, respectively. Please tell us and clarify in footnote (f) how the amounts in your sensitivity analysis were calculated or determined.

Notes to the Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 138

Adjustment (i)

7. We note from your response to our prior comment 43 that the initial estimate of the fair value of the intangibles was based on general industry data (i.e. attrition rates, subscriber lives, etc.) and publicly-available financial information on Dow Jones (historical revenue patterns, subscriber numbers, etc.). However, we do not believe that your response adequately explained the method or the significant assumptions used to value the customer relationship intangible. Please provide us a detailed analysis explaining the method used in your valuation of the customer intangibles including all significant assumptions. In addition, as previously requested, please revise the notes to the pro forma financial information to explain the primary reasons for the acquisition transaction, including a description of the factors that contributed to a purchase price that results in recognition of goodwill.

8. Refer to footnote (i) - We note from your responses to our prior comment numbers 42 and 46 that you have included the $30 million in fees and expenses to be paid by Dow Jones on behalf of certain Bancroft family members and related trusts to reimburse them for financial, legal and other advisors, have been included as part of the transaction costs to be included in the purchase price. As these costs are being incurred by the accounting acquiree rather than the accounting acquirer, we

do not believe they should be included in the purchase price for the transaction, but rather expensed by Dow Jones when they are incurred. Please revise to eliminate these costs from the purchase price for Dow Jones. The notes to the pro forma income statement should disclose the amount of the costs that will be incurred in connection with the merger transaction but should not include a pro forma adjustment for these costs since they will not have a continuing impact on the Company's results of operations as required by Rule 11-02(b)(6) of Regulation S-X.

In addition, please explain the nature of the $17 million related to completed service for Dow Jones options that have been included in the $137 million of transaction costs included as part of the purchase price for Dow Jones. As part of your response, please explain how this amount was calculated or determined and explain why you have included this amount as a component of the purchase price. We may have further comment upon receipt of your response.

Other

9. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

10. Provide a currently dated consent from the independent public accountant in the amendment.

News Corporation Form 10-K for the year ended June 30, 2007

Note 3. Acquisitions, Disposals and Other Transactions, page 96

11. We note from your response to our prior comment 58 that you are accounting for the VeriSign put right in accordance with EITF D-98 and have reflected the accreted value of the put right in minority interest in subsidiaries in the consolidated balance sheet. Please revise future filings to disclose your accounting treatment for this put right, including the method and assumptions used to determine the fair value of the put right.

Note 13. Equity Based Compensation, page 117

12. We note from your disclosure to our prior comment 65 that you account for all RSUs that can be settled for cash as liabilities in accordance with paragraphs 31-32 of SFAS 123R. Please tell us, and disclose in the notes to the financial statements in future filings, the amount of the liability recorded for RSUs as of the date of each balance sheet presented.

Exhibit 5.2

13. Please delete the first two sentences of the first full paragraph on page two of your opinion.

14. Please revise the last paragraph on page two by inserting the words "(other than the Company)" after the phrase "each of the parties to the Documents" in each subsection of the first sentence.

Exhibit 8.1

15. Revise the opinion to adopt and incorporate the discussion in the text as your opinion. It is not adequate to say that it is accurate.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Lou R. Kling, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
via facsimile: (917) 777-2770